Exhibit 12.1

Invesco Ltd.

Ratio of Earnings to Fixed Charges

	Six months ended June 30, 2018
		Year ended December 31,
		2017	2016	2015	2014	2013
Income from continuing operations before income taxes	647.8	1,492.2	1,206.6	1,362.1	1,395.1	1,255.2
Less: Equity in earnings of unconsolidated affiliates	(17.0)	(44.7)	(9.3)	(35.1)	(32.8)	(35.5)

Pre tax income before equity in earnings of unconsolidated affiliates	630.8	1,447.5	1,197.3	1,327.0	1,362.3	1,219.7
Add: Fixed Charges	61.1	110.3	106.9	94.8	99.7	61.7
Add: Distributions from equity method investees	3.4	2.8	17.6	18.7	19.6	16.5
Net (income)/loss attributable to noncontrolling interests in consolidated entities	(8.1)	(33.7)	(14.1)	4.0	(13.0)	(42.5)

Earnings	687.2	1,526.9	1,307.7	1,444.5	1,468.6	1,255.4
Fixed charges:
Portion of rent expense representing interest	8.4	15.5	13.5	13.1	26.6	17.1
Interest Expense	52.7	94.8	93.4	81.7	73.1	44.6

Total fixed charges	61.1	110.3	106.9	94.8	99.7	61.7
Ratio of earnings/fixed charges	11.25	13.84	12.23	15.24	14.73	20.35